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                          September 21, 2021

       Tracy Knox
       Chief Financial Officer
       Rover Group, Inc.
       720 Olive Way, 19th Floor
       Seattle , WA 98101

                                                        Re: Rover Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 14,
2021
                                                            File No. 333-259519

       Dear Ms. Knox:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Michael Nordtvedt, Esq.